UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68240

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

210 Yellowthroat Lane
(No. and Street)

Kiawah Island	SC	29455
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Derrick Grava 843-768-2535
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Glaser and Company
(Name – *if individual, state last, first, middle name*)

149 East Bay St. Suite 200	Charleston	SC	29401
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, Derrick Grava, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Palmetto Advisory Group, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, CEO

Title

Notary Public

ALEXANDER M HUEBNER NOTARY PUBLIC COM. EXP. 02-22-2026 SOUTH CAROLINA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PALMETTO ADVISORY GROUP, LLC
KIAWAH ISLAND, SOUTH CAROLINA

AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2018

PALMETTO ADVISORY GROUP, LLC
FOR THE YEAR ENDED DECEMBER 31, 2018

GLASER + COMPANY
certified public accountants

American Institute of CPAs | Public Company Accounting Oversight Board | SC Association of CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Palmetto Advisory Group, LLC
Kiawah Island, South Carolina

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Palmetto Advisory Group, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Palmetto Advisory Group, LLC claimed an exemption from 17 C.F .R. §240.15c3-3 ((2)(i)) (the "exemption provisions") and (2) Palmetto Advisory Group, LLC stated that Palmetto Advisory Group, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Palmetto Advisory Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), and, accordingly, included inquiries and other required procedures to obtain evidence about Palmetto Advisory Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Glaser and Company, LLC

Glaser and Company, LLC
Charleston, South Carolina
February 22, 2019

ASSETS

Cash and cash equivalents	$	29,846
Commissions receivable		2,816
Other assets		472
TOTAL ASSETS	$	33,134

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

Accrued expenses	$	9,250
Total Liabilities		9,250

MEMBERS' EQUITY:

Membership interest		23,884
Total Liabilities and Members' Equity	$	33,134

See accompanying notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Palmetto Advisory Group, LLC (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are the representation of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Organization and Nature of Business
Palmetto Advisory Group, LLC (the "Company") is a South Carolina limited liability company and operates as a registered, non-carrying broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's primarily solicits the registered representatives of larger broker dealers on behalf of independent mutual fund companies, and is typically compensated through a portion of the mutual fund's management fee and sometimes also on a retainer basis.

The Company operates under the provisions of Paragraphs (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. The Company does not hold customer accounts and promptly transmits all customer funds and securities received in connection with its activities as a broker-dealer. The Company does not hold any funds or securities for or owe money or securities to customers.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Significant estimates are primarily the collectability of commissions receivable. It is at least reasonably possible that the estimate of the effect on the financial statements of a condition, situation, or set of circumstances that existed at the date of the financial statements will change in the near term due to one or more future confirming events. The effect of this change could be material to the financial statements.

Cash and Cash Equivalents
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to certain limits and may, at times, be in excess of those limits. The Company had no cash balances in excess of FDIC coverage at December 31, 2018. For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Commissions Receivable
Commissions receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectability of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. Past due balances over 90 days and other higher risk amounts are reviewed individually for collectability. If the financial condition of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

PALMETTO ADVISORY GROUP, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2018

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED**

Revenue Recognition
The Company has contracts under which it receives non-refundable retainers from investment managers. Retainers are typically due and recognized on the first day of each month. The Company receives commission income when referred clients purchase funds of pooled investment products client and on a periodic basis as referred clients maintain balances in the pooled investment products.

Income Taxes
The Company has elected to be taxed as a subchapter "S" corporation. Under this election the Company's taxable income and tax credits are passed through to its members for inclusion in their individual income tax returns.

The Company recognizes and measures its unrecognized tax positions in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax position is adjusted when new information is available, or when an event occurs that requires a change. Management has considered this guidance and there was no impact to these financial statements associated with this consideration. As of December 31, 2018, the tax years ended December 31, 2015 through 2018 were open for potential examination by taxing authorities. No liabilities for uncertain income tax positions were recorded at December 31, 2018.

2. **CERTAIN SIGNIFICANT RISKS AND UNCERTAINTIES**

Industry and Regulatory Requirements
The Company is subject to complex legal and regulatory requirements that continue to evolve. The Company might be subject to a variety of legal proceedings including FINRA arbitrations, as well as civil lawsuits, class actions and other regulatory examinations, reviews, investigations (both formal and informal), audits and requests for information by various governmental regulatory agencies and self-regulatory organizations in jurisdictions where the Company does business.

Concentrations
During the year ended December 31, 2018, the Company generated all of its revenues under marketing agreements with six investment managers.

3. **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and limits the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $20,596, which was $15,596 in excess of the required net capital balance of $5,000. As of December 31, 2018, the Company's ratio of aggregate indebtedness to adjusted net capital was .4491 to 1.

4. **RECENT PRONOUNCEMENTS**

On January 1, 2018, the Company adopted ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") using the modified retrospective method (i.e., applied prospectively effective January 1, 2018 without revising prior periods), which had no impact on the Company's opening retained earnings.

The Company receives commission income when referred clients purchase funds of pooled investment vehicles managed by the company's clients, and on a periodic basis as referred clients maintain balances in the pooled investment vehicles. Commission income recognized in the current period is primarily related to performance obligations that have been satisfied in prior periods.

Non-refundable retainers received from investment managers are typically due on the first day of each month and are recognized in the ensuing periods in which the performance obligations are satisfied.

5. OPERATING AGREEMENT

The Members of Palmetto Advisory Group, LLC are subject to an operating agreement which specifies the rights and obligations of its members. Among other things, the agreement stipulates the allocation of profits, losses and distributions to its members, as well as the terms and conditions under which ownership interest can be sold or transferred.

6. SUBSEQUENT EVENTS

Management has evaluated the effect subsequent events would have on the financial statements of the Company at December 31, 2018, through February 20, 2019, which is the date the financial statements were available to issue. There were no material subsequent events requiring recognition or additional disclosure in these financial statements.